FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2003

Perle Systems Limited

(Registrant's name)

60 Renfrew Drive, Suite 100

Markham, Ontario, Canada

L3R OE1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

Documents Included as Part of this Report

No. Document

1. Press release dated August 6, 2003 reporting Perle announces receipt of Notice of Intention to Suspend its Common Shares from Toronto Stock Exchange.

[COMPANY LOGO]

Perle Systems announces receipt of Notice of Intention to Suspend its Common Shares from Toronto Stock Exchange

TORONTO, CANADA - August 6, 2003 - Perle Systems Limited (OTCBB: PERL; TSE: PL), a leading provider of networking products for Internet Protocol ("IP") and e-business access, today announced that the Toronto Stock Exchange ("TSX") has advised that due to the Company not meeting the continued listing requirements of the TSX, its common shares will be suspended from trading on September 4th, 2003.

The Company does not intend to seek a listing on the TSX Venture Exchange.

The Company's shares will continue to be traded on the OTCBB in the USA.

Company Profile

Perle Systems is a leading developer, manufacturer and vendor of high-reliability and richly featured networking products. These products are used to connect remote users reliably and securely to central servers for a wide variety of business applications. Perle specializes in Internet Protocol (IP) connectivity applications, including a focus on mid-size IP routing solutions. Product lines include routers, remote access servers, serial/terminal servers, console servers, emulation adapters, multi-port serial cards, multi-modem cards, print servers and network controllers. Perle distinguishes through extensive networking technology, depth of experience in major real-world network environments and long-term distribution and VAR channel relationships in major world markets. Perle has offices and representative offices in 13 countries in North America, Europe and Asia and sells its products through distribution and OEM/ODM channels worldwide. Its stock is traded on the OTCBB (symbol PERL) and the Toronto Stock Exchange (symbol PL).

Forward-looking statements in this release, including statements relating to the Company's future growth prospects, future profits, anticipated revenue and earnings results and the success of the Company's growth and restructuring initiatives are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, risks relating to the company's ability to successfully negotiate with Roycap a plan to reorganize its debt and its capital structure, the Company's ability to maintain compliance with the covenants contained in its credit agreement or any new credit agreement entered into with Roycap, early termination of the Forbearance Agreement with Roycap, the Company's ability to meet its sales forecasts while maintaining control over its costs, to continue to operate as a going concern, the Company's ability to manage growth, the Company's ability to successfully implement any restructuring plan, the impact of FASB 141 and FASB 142 on the Company's results of operations and financial condition, continued acceptance of the Company's products, increased levels of competition for the Company, new products and technological changes, the Company's dependence upon third party suppliers, intellectual property rights and other risks detailed from time to time in the Company's periodic reports filed with the United States Securities and Exchange Commission.

Contacts: Derrick Barnett
Vice President, Finance & CFO
Perle Systems Limited
Phone: 905-946-5034
Fax: 905-944-2116
Email: dbarnett@perle.com